Exhibit 99.3

CONSENT OF J. CHANDLER MARTIN

The undersigned hereby consents to his or her being named in the Registration Statement on Form S-11 of CNL Healthcare Properties II, Inc. and the related Prospectus and any and all amendments thereto as a person who is expected to become a director of CNL Healthcare Properties II, Inc. upon election by the board of directors to fill an existing vacancy.

Dated: November 20, 2015

By:	/s/ J. Chandler Martin
J. Chandler Martin